================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                              MEDIA GENERAL, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK (PAR VALUE $5 PER SHARE)
                         (Title of Class of Securities)

                                   584404107
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                JANUARY 16, 2008
                      (Date of Event which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 2 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,705,647
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,705,647
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,705,647
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.27%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 3 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,705,647
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,705,647
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,705,647
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.27%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 4 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,705,647
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,705,647
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,705,647
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.27%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 5 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,352,807
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,352,807
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,352,807
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 6 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations GP, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,352,807
                                ------------------------------------------------
     BY EACH REPORTING          9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,352,807
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,352,807
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 7 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC - New York, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,352,807
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,352,807
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,352,807
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 8 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,058,454
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,058,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,058,454
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.40%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                                Page 9 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,058,454
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,058,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,058,454
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.40%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 10 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,058,454
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,058,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,058,454
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.40%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 11 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,058,454
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      4,058,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,058,454
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.40%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 12 of 21
---------------------------                          ---------------------------


Item 1.  SECURITY AND ISSUER.

              This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on December 17, 2007 (the "Schedule 13D"), with respect to the Class A Common Stock, $5.00 par value per share (the "Shares"), of Media General, Inc. (the "Issuer"). The address of the Issuer is 333 E. Franklin St., Richmond, VA 23219.

Item 2.  IDENTITY AND BACKGROUND.

              Item 2 of the Schedule 13D is hereby amended by deleting the first two paragraphs thereof and replacing such paragraphs with the following:

              "(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd., an investment fund (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC
Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons").

              The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244."

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

              "As of the date hereof the Master Fund may be deemed to beneficially own 2,705,647 Shares.

              As of the date hereof Harbinger Management may be deemed to beneficially own 2,705,647 Shares.

              As of the date hereof HMC Investors may be deemed to beneficially own 2,705,647 Shares.

              As of the date hereof the Special Fund may be deemed to beneficially own 1,352,807 Shares.

              As of the date hereof HCPSS may be deemed to beneficially own 1,352,807 Shares.

              As of the date hereof HMCNY may be deemed to beneficially own 1,352,807 Shares.

              As of the date hereof HMC may be deemed to beneficially own 4,058,454 Shares.

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 13 of 21
---------------------------                          ---------------------------


              As  of  the  date  hereof   Philip   Falcone  may  be  deemed  to
beneficially own 4,058,454 Shares.

              As of the date hereof Raymond J. Harbert may be deemed to beneficially own 4,058,454 Shares.

              As of the date hereof Michael D. Luce may be deemed to beneficially own 4,058,454 Shares.

              No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business."

Item 4.  PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

              "The Reporting Persons initially acquired their Shares of the Issuer because they believe that the Shares represent an attractive investment. The Reporting Persons initially reported their investment on a Schedule 13G on July 2, 2007. In the course of evaluating their investment in the Issuer, the Reporting Persons determined it prudent to file the Schedule 13D on December 17, 2007 to reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value, and to nominate candidates for election to the Board. As a result, the Reporting Persons may take positions (including by contacting management and other shareholders of the Issuer) with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. In addition, the Reporting Persons are also considering nominating one or more persons for election to the Board at the Issuer's next annual or special meeting of shareholders.

              Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

              Any solicitation of proxies will only be made by way of a definitive proxy statement and a form of proxy. Shareholders are advised to read any proxy statement or other documents related to a solicitation of proxies that may be made by the Reporting Persons. When and if completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer and will be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

              "(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 2,705,647 Shares, constituting 12.27% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 14 of 21
---------------------------                          ---------------------------


              The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,705,647 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,705,647 Shares.

              (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 2,705,647 Shares, constituting 12.27% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,705,647 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,705,647 Shares.

              Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 2,705,647 Shares, constituting 12.27% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,705,647 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,705,647 Shares.

              HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,352,807 Shares, constituting 6.13% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,352,807 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,352,807 Shares.

              The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,352,807 Shares, constituting 6.13% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,352,807 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,352,807 Shares.

              HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,352,807 Shares, constituting 6.13% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 15 of 21
---------------------------                          ---------------------------


              HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,352,807 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,352,807 Shares.

              HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 4,058,454 Shares, constituting 18.40% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,058,454 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,058,454 Shares.

              HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,058,454 Shares, constituting 18.40% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,058,454 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,058,454 Shares.

              Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

              (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 4,058,454 Shares, constituting 18.40% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,058,454 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,058,454 Shares.

              Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

              (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 4,058,454 Shares, constituting 18.40% of the Shares outstanding of the Issuer, based upon 22,052,850 Shares outstanding as of November 4, 2007 (as provided by the Company on November 8, 2007).

              Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,058,454 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,058,454 Shares.

              Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

              (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the date filing of the Schedule 13D on December 17, 2007 are set forth in Exhibit D.

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 16 of 21
---------------------------                          ---------------------------


              (d) Not applicable.

              (e) Not applicable."

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

              "The Master Fund and the Special Fund entered into total return swap agreements with Deutsche Bank AG ("Deutsche") on July 5, July 6, July 9, July 10, July 11, July 12, July 13, July 16, July 17, July 18, July 19, July 20, July 23, and August 1, 2007, with respect to an aggregate of 1,255,647 shares and 627,807 shares of the Issuer's Class A common stock, par value $5.00 per share, respectively. Pursuant to these agreements Deutsche agreed to pay
(x) the Master Fund an amount equal to any increase, and the Master Fund agreed to pay Deutsche an amount equal to any decrease, in the official market price of an aggregate of 1,255,647 shares above or below an initial reference prices of between US$28.0230 and US$34.4912 per share on June 30, 2008 and (y) the Special Fund an amount equal to any increase, and the Special Fund agreed to pay Deutsche an amount equal to any decrease, in the official market price of an aggregate of 627,807 shares above or below an initial reference prices of between US$28.0230 and US$34.4912 per share on June 30, 2008. Each equity swap agreement contemplates monthly interim payments of appreciation or depreciation of the shares, as the case may be, and a finance fee between the parties during the term it is outstanding. Deutsche will pay to the Master Fund and Special Fund an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the shares. Subject to certain conditions, the equity swap agreement may be terminated by either party in whole or in part upon three scheduled trading days' prior notice.

              The Master Fund and the Special Fund entered into total return swap agreements with Monecor (London) Limited ("TradIndex") on July 24, July 25, July 27, July 30, and July 31, 2007, with respect to an aggregate of 441,444 shares and 220,719 shares of the Issuer's Class A common stock, par value $5.00 per share, respectively. Pursuant to these agreements TradIndex agreed to pay: (x) the Master Fund an amount equal to any increase, and the Master Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of an aggregate of 441,444 shares above or below initial reference prices of between US$28.5222 and US$29.63960 until the swap agreements are terminated and (y) the Special Fund an amount equal to any increase, and the Special Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of an aggregate of 220,719 shares above or below initial reference prices of between US$28.5222 and US$29.63960 until the swap agreements are terminated. All balances will be cash settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

              On January 16, 2008 the Master Fund and the Special Fund terminated the total return swap agreements originally entered into with Deutsche Bank AG on July 5, July 6, July 9, July 10, July 11, July 12, July 13, July 16, July 17, July 18, July 19, July 20, July 23, and August 1, 2007, with respect to an aggregate of 1,255,647 shares and 627,807 shares of the Issuer's Class A common stock, par value $5.00 per share, respectively."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit C:  Joint Filing Agreement

              Exhibit D:  Transactions  in the Class A Common  Stock ($5.00 par
                          value per share)

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 17 of 21
---------------------------                          ---------------------------


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.*

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 18 of 21
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC*


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                /s/ Philip Falcone*
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert*
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce*
                                ------------------------------------
                                Michael D. Luce


January 17, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 19 of 21
---------------------------                          ---------------------------


                                                                      EXHIBIT A

                                   AGREEMENT

              The undersigned agree that this Schedule 13D dated January 17, 2008 relating to the Class A Common Stock ($5.00 par value per share) of Media General, Inc. shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.*

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 20 of 21
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC*


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                /s/ Philip Falcone*
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert*
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce*
                                ------------------------------------
                                Michael D. Luce


January 17, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

---------------------------                          ---------------------------
CUSIP No. 584404107                                               Page 21 of 21
---------------------------                          ---------------------------


                                                                      EXHIBIT D



      TRANSACTIONS IN THE CLASS A COMMON STOCK ($5.00 PAR VALUE PER SHARE)

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

      Date of                   Number of Shares            Price per Share
    Transaction                  Purchase (Sold)

     1/16/2008                    1,255,647                    $17.9800




    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

      Date of                   Number of Shares            Price per Share
    Transaction                  Purchase (Sold)

     1/16/2008                      627,807                    $17.9800